Exhibit 99.1

Immuron CEO, Steven Lydeamore to present at Coffee Microcaps Melbourne, Australia, March 14 , 2024 : Immuron Limited (ASX : IMC ; NASDAQ : IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to advise our Chief Executive Officer, Steven Lydeamore will be presenting at the Coffee Microcaps conference in Sydney on March 14 th . A copy of the presentation being made at the Coffee Microcaps conference in Sydney is included below . This release has been authorised by the directors of Immuron Limited . - - - END - - - COMPANY CONTACT: Steven Lydeamore Chief Executive Officer steve@immuron.com About Immuron Immuron Limited (ASX : IMC, NASDAQ : IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases . About Travelan® Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce . Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea - causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea . In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709 ) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro - intestinal disorders and is antimicrobial . In Canada, Travelan® is a licensed natural health product (NPN 80046016 ) and is indicated to reduce the risk of Travelers’ Diarrhea . In the U . S . , Travelan® is sold as a dietary supplement for digestive tract protection . Travelers’ diarrhea (TD) TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource - limited destinations ( Leung et al . , 2006 ) . Diarrhea continues to be the most frequent health problem among travelers to destinations in lower - and middle - income regions ( Steffen, 2017 ) . Deployed US military personnel, essentially representing a long - term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment ( Connor et al . , 2012 ) . Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E . coli, Campylobacter spp . , and Shigella spp . among the most commonly reported etiologies ( Riddle et al . , 2006 ) . For personal use only

Immuron Platform Technology Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper - immune bovine colostrum . Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active . Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract . Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there . The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases . The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce . IMM - 124E IMM - 124 E was developed using Immuron’s platform technology . IMM - 124 E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC . A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC . The resultant hyperimmune colostrum IMM - 124 E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA - I and Flagellin ( Sears et al . , 2017 ) . T h e antibodies produced in IMM - 124 E have b een found t o have a stronger binding and neutralizing activity (than th e antibodies of unvaccinated cattle) against a wide range of LPS antigens including both th e variable O - polysaccharide region and t h e preserved oligosaccharide c o r e ‘R’ region of LPS from th e 13 serotypes u s ed in th e E T E C vaccine . IMM - 124 E is manufactured into a tablet form referred to as Travelan® . References Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546 - 54; 2012. Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul - Aug; 23(4): 519 - 27; 2006 Otto W, Najnigier B, Stelmasiak T and Robins - Browne RM . Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46 : 862 – 868 ; 2011 . Riddle MS, Sanders JW, Putnam SD, and Tribble DR. Incidence, etiology, and impact of diarrhea among long - term travelers’ (US military and similar populations): A systematic review. American Journal of Tropical Medicine and Hygiene. 74(5): 891 - 900; 2006. Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF . Bioactive Immune Components of Anti - Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products . Clinical and Vaccine Immunology . 24 (8) 1 - 14 ; 2017 . Steffen R. Epidemiology of travelers' diarrhea. J Travel Med. 24(suppl_1): S2 - S5; 2017. For more information visit: https://www.immuron.com.au/ and https://www.travelan.com Subscribe for Immuron News: Here FORWARD - LOOKING STATEMENTS : This press release may contain “forward - looking statements” within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 , each as amended . Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts . Forward - looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value . Factors that could cause actual results to differ materially from those currently anticipated include : risks relating to our growth strategy ; our ability to obtain, perform under and maintain financing and strategic agreements and relationships ; risks relating to the results of research and development activities ; risks relating to the timing of starting and completing clinical trials ; uncertainties relating to preclinical and clinical testing ; our dependence on third - party suppliers ; our ability to attract, integrate and retain key personnel ; the early stage of products under development ; our need for substantial additional funds ; government regulation ; patent and intellectual property matters ; competition ; as well as other risks described in our SEC filings . We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law . For personal use only

1 1 INVESTOR PRESENTATION CO F F EE M I C RO C APS 14 MARCH 2024 S teven Lydeamore - CEO NASDAQ: IMRN ASX: IMC For personal use only

2 Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “ intends,” “ plans,” “ believes,” “ seeks,” “estimates,” “guidance” and s imilar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain r i sks and uncertainties, some of which are beyond Immuron’s control, including those r i sks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ f rom those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, c i rcumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. FY 2024 results in this presentation are subject to audit review. SAFE HARBOR STATEMENT For personal use only

3 REVENUE GENERATING WITH STRONG PIPELINE Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases Financial Snapshot 7 - Mar - 24 (FYTD) 30 - Jun - 23 (FY) 227,798,346 227,798,346 Shares on Issue 15,568,559 12,879,720 Total Options IMC: A$0.125 IMC: A$0.075 Last Traded Price IMC: A$28.5m IMC: A$17.1m Market Cap. A$15.2m (31 - Dec - 23) A$17.2m Cash & Cash Equivalents A$3.2m +168% on pcp FY23 A$1.8m Sales Revenue A$2.2m +147% on pcp FY23 A$1.3m Gross Profit For personal use only

4 REVENUE GENERATING WITH STRONG PIPELINE Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases Pipeline Snapshot 7 - Mar - 24 30 - Jun - 23 Topline results for IMM - 124E ETEC 2 clinical trial Initiated IMM - 124E ETEC 2 CHIM 3 clinical trial Travelan (IMM - 124E) - Phase 2 Traveller’s Diarrhoea Recruited 50% of 868 participants USU 4 P2TD IMM - 124E field clinical trial recruited 35% of 868 participants Travelan® (IMM - 124E) – Phase 4 Traveller’s Diarrhoea Completion of In - patient phase Campylobacter CHIM 3 clinical trial FDA IND 1 approved (Clinical Hold released) CampETEC – Phase 2 Campylobacteriosis Completion of IMM - 529 drug substance manufacture by CSIRO Completed 600 mg solid dose active formulation development IMM - 529 – Phase 2 Clostridioides Difficile 1. Investigational New Drug; 2. Enterotoxigenic E.coli ; 3. controlled human infection model; 4. Uniformed Health Services University of the Health Sciences For personal use only

TECHNOLOGY PLATFORM FOR GUT MEDIATED DISEASES

Bovine colostrum is the first milk of cows after calving. It is rich in immunoglobulins, lactoferrin, lysozyme, lactoperoxidase, growth factors and bioactive peptides. Colostrum has higher levels of protein, fat, vitamins, and minerals when compared to milk. This enables full development of the newborn calf in addition to immunity against several pathogens.*

Immuron's proprietary technology platform ***combines the natural human nutrition & health benefits of bovine colostrum with a novel class of specifically targeted oral polyclonal antibodies*** that offer delivery within the gastrointestinal ("GI") tract and can be used to target viruses or bacteria and neutralize the toxins they produce at mucosal surfaces.


Travelan
Reduces the risk of Travellers' Diarrhoea
PREVENTION NOT RELIEF

STEP 1
Development of Highly Specific Vaccines

STEP 2
Isolation of Hyperimmune antibody-rich bovine colostrum

STEP 3
Oral Antimicrobial therapeutics without drawbacks of antibiotics

FINAL PRODUCT
Toxin Neutralization + Clearance of targeted gut pathogens

- ✓ *Reduce occurrence and reduce/relieve diarrhoea*
- ✓ *Reduce/relieve abdominal cramping*
- ✓ *Reduce/relieve gastrointestinal pain*
- ✓ *Assists repair of gastrointestinal/gut wall lining*
- ✓ *Enhance/promote immune defence*
- ✓ *Enhance/promote health liver function*

Australian Permitted indications; these statements have not been evaluated by the Food and Drug Administration (FDA)

* Gomes et. al., NFS Journal, Volume 25, November 2021, pages 1-11, https://doi.org/10.1016/j.nfs.2021.10.001 immuron
5

6 6 STRONG PIPELINE WITH NEAR TERM MILESTONES 6 Market Phase III Phase II Phase I Indication Compound or brand name Traveler’s Diarrhea ETEC challenge IMM - 124E Travelan® Clostridioides difficile Infection & Recurrence IMM - 529 Market Phase III Phase II Phase I Partner Compound or brand name ersity ces Univ ed Servi Uniform Travelan® ical Naval Med CampETEC Research Command Immuron’s Clinical Programs Our Partners’ Clinical Programs Further information on the clinical programs can be found on slide 8 For personal use only

VALUABLE SALES POTENTIAL FOR PIPELINE PRODUCTS

Lumanity* Opportunity Assessment for IMM-124E

- Immuron's development of **IMM-124E** (hyperimmune bovine colostrum) as a prescription medication has the potential to address this unmet need
- Primary care physicians (PCP)s impressed with clinical efficacy endpoint targets demonstrating > 80% protection against the development of diarrhea.
- If base case efficacy targets are reached, IMM-124E would mostly be used by travelers going to the highest risk areas (e.g., rural Central America/Asia/Africa).
- Based on the estimated market size and pricing, the base case yearly revenue in USA for IMM-124E is projected at **US$102M**.
- Reaching higher efficacy goals could broaden use.

Lumanity Opportunity Assessment for IMM-529

- Infectious disease experts reacted favorably to the **IMM-529** MOA, and its unique ability to target three elements of the rCDI infection – the spores, vegetative cells, and Toxin B
- Non-microbiome approaches (such as IMM-529) are still appealing to experts, who noted that clinical trial efficacy (reduction in relapse rate) and cost/access will be the key drivers of clinical use in recurrent patients, not mechanism of action
- Based on the estimated market size, anticipated payer restrictions, pricing, and competition, base case yearly revenue in USA for IMM-529 is conservatively projected at **US$93M** for the target patient population (limited to 2nd recurrence and later based on trial design and payer coverage)
- Positioning IMM-529 earlier than second recurrence and/or efficacy targets could lead to higher uptake.

Compound or brand name	Indication	Phase I	Phase II	Phase III	Market
IMM-124E - Travelan®	Traveler's Diarrhea ETEC challenge	immuron → (to Phase III)			
IMM-529	*Clostridioides difficile* Infection & Recurrence	immuron → (to Phase II)			

immuron

Lumanity, a leading lifescience consulting company: https://lumanity.com/company/our-story/

Clostridioides difficile infections (CDI) to grow to almost $1.7 billion by 2026, according to GlobalData

7

NEAR TERM MILESTONES ANTICIPATED TO DRIVE VALUE

	2H 2022	1H 2023	2H 2023	1H 2024	2H 2024
Travelan®	• FDA IND[1] approved for single daily dose IMM-124E ETEC[2] CHIM[3] clinical trial	• IRB Approval[4] • Initiated IMM-124E ETEC[2] CHIM[3] clinical trial	• 100% of patients enrolled • Completion of In-patient phase ETEC[2] CHIM[3] clinical trial	• Topline results for IMM-124E ETEC2 clinical trial	• Clinical Study Report • End of Phase 2 FDA meeting
CampETEC	• Submitted Response Letter to FDA Clinical Hold • Immuron sponsored Toxicology study - completed	• Toxicology Study Report • FDA IND[1] approved (Clinical Hold released)	• Institutional Review Board approval of NMRC[5] CampETEC Campylobacter CHIM[3] clinical trial protocol • Initiated IMM-124E Campylobacter CHIM[3] clinical trial	• Completion of In-patient phase CampETEC Campylobacter CHIM[3] clinical trial	• Topline results for CampETEC Campylobacter CHIM[3] clinical trial
IMM-529	• 600 mg solid dose active formulation development		• IMM-529 cGMP manufacture	• IMM-529 (CDI)[7] Pre-IND[1] submission	• FDA meeting
Travelan®	• USU[6] P2TD IMM-124E field clinical trial recruitment commencement		• ~50% of 868 participants recruited	• Completion of enrollment • Completion of in-patient phase	• Topline results

Completed; 1. Investigational New Drug; 2. Enterotoxigenic *E.coli*; 3. controlled human infection model; 4. Institutional Review Board; 5. Naval Medical Research Command; 6. Uniformed Health Services University of the Health Sciences; 7. Clostridioides Difficile

immuron

8

IMM-124E BILLION DOLLAR MARKET - HIGH UNMET NEED


ALL NATURAL
Travelan
Reduces the risk of Travellers' Diarrhoea
YOU NEED PREVENTION NOT RELIEF
CLINICALLY PROVEN - OVER 90% PROTECTION
Travelan® - Travel insurance for your belly
30 CAPLETS

Billion Dollar Market

Traveller's diarrhoea treatment market is large and growing at a CAGR of ~7%

Industry tailwinds

Travel picking up significantly following COVID lockdowns

Frequent Symptoms

30% - 70% of travelers experience traveller's diarrhoea[1]


None Identified 30%
Bacteria 52%
Multiple 9%
Parasitic 3%
Viral 6%
Listed In Order
enterotoxigenic E. coli (ETEC)
enteroaggregative E. coli (EAEC)
Campylobacter
Shigella
enteropathogenic E. coli (EPEC)
Salmonella

- There are no current reliable vaccines for prevention of Travellers' diarrhoea[1]
- Enterotoxigenic *Escherichia coli* (ETEC) is the leading cause of Travellers' diarrhoea[1]
- Travelan® is a hyperimmune bovine colostrum produced by immunization of cows during gestation with a vaccine consisting of antigens derived from 13 different ETEC strains known to cause Travelers' diarrhea
- Travelan® is broadly cross-reactive with other ETEC strains not included in the vaccine and other gram-negative bacteria (*Shigella, Vibrio cholera, Campylobacter spp.*)[2,3]
- Diarrhea ranked 1st among 57 infectious disease threats by the 2019 Military Infectious Disease Research Program's Infectious Disease Threat Prioritization Panel based on its impact to readiness[4]
- 76% of Soldiers in OIF and OEF experienced traveler's diarrhea early in their deployment[4]

immuron

[1] Centers for Disease Control and Prevention CDC.gov 2024; [2] Sears et al., Clin. Vaccine Immunol. 2017 https://doi.org/10.1128/cvi.00186-16; [3] Islam et al., PLOS one 2023 https://doi.org/10.1371/journal.pone.0294021;; [4] Olson et al. "Tropical Diseases, Travel Medicine and Vaccines, 2019, 51-15 Page 3; OIF (Operation Iraqi Freedom); OEF (Operation Enduring Freedom)

9

10 • Positive Results Support Travelan® progress to Phase 3 • IMM - 124E Phase 2 • Healthy volunteers were recruited and randomized to receive a single daily oral dose of 1200 mg of Travelan® or placebo. Dosing commenced 2 days prior to challenge with ETEC strain H10407 and continued for 7 days. • 60 subjects completed the inpatient challenge component of this current clinical study. • Travelan® topline clinical trial results demonstrate protective efficacy with single daily dose • 36.4% protective efficacy against Enterotoxigenic Escherichia coli (ETEC) induced moderate to severe diarrhea was observed in the Travelan® group compared to the placebo group (primary endpoint) even though the attack rate for this study was 37%, much lower than the expected 70% • The attack rates on previous Phase 2 ( Otto et al. 2011 ) studies were 73% and 86% with protective efficacy of 90.9% and 76.7% • 66.7% protective efficacy against ETEC induced severe diarrhea was observed in the Travelan® group compared to the placebo group (secondary endpoint) • 83.3% statistically significant reduction in the number of subjects in the Travelan® group requiring early antibiotic treatment post challenge compared to the placebo (secondary endpoint) • 100% of the subjects requiring IV fluids post challenge were in the placebo (secondary endpoint) • 55.6% reduction in the number of subjects experiencing adverse events associated with the ETEC challenge observed in the Travelan® group compared to the placebo group (secondary endpoint) • Phase 2 clinical study data supports the excellent safety and tolerability profile of Travelan® For personal use only

11 IMM - 124E PHASE 3 STRATEGY • Trial duration ~ 2 years • End of Phase 3 FDA meeting • BLA 3 submission • Initiate Phase 3 • Phase 3 FDA meeting • Clinical Study Report • End of Phase 2 FDA meeting • Phase 1 clinical study (Baltimore, 1996) • Phase 2 clinical study (Poland, 2000) • FDA 1 IND 2 approval (December 2022) • Phase 2 clinical study (Baltimore, 2024) • The pivotal registration studies will involve two randomized, double - blind, parallel - group, placebo - controlled Phase 3 clinical studies (drug substance IMM - 124E) to assess the efficacy and safety of Travelan® for prevention of traveler’s diarrhea (TD) • The studies will enroll approximately 1200 healthy adult subjects (600 subjects in two studies) traveling to regions with high TD risk. • Subjects will be randomized 1:1 to receive Travelan® or placebo. • Dosing will begin 3 days prior to arrival in country and for at least 14 days in country. • The primary endpoint will be the development of TD. Pre 2H 2024 1H 2025 Post 1. U.S. Food and Drug Administration; 2. Investigational New Drug; 3. Biologics License Application 2H 2025 For personal use only

WORLD FIRST TRIPLE MECHANISM OF ACTION FOR CDI

IMM-529	
Indication / Target Population	IMM-529 will be indicated for the treatment of recurrent *C. difficile* infection
Product Description / Mechanism of Action	• Novel antibody-containing therapeutic which neutralizes C. difficile but does not impact the microbiome • Targets not only toxin B but also spores and vegetative cells responsible for recurrence • Potential for use in combination with standard of care (e.g. vancomycin, metronidazole) • Targets many isolates
Dosage and ROA	• Oral administration, 3 x daily • Trial to test 28-day treatment course on top of standard of care (vancomycin, metronidazole)
Efficacy	• Mouse data demonstrated ~80% survival rate (7/9) vs. ~10% survival rate in a control group (1/9) in a recurrent CDI mouse model
Safety / Tolerability	• To be evaluated in Phase I/IIA study • Equivalent or better than current standard of care immuron

12

1 3 13 SCIENTIFIC REFERENCES Travelan® (IMM - 124E) Scandinavian Journal of Gastroenterology, 46:7 - 8, 862 - 868, DOI: 10.3109/00365521.2011.574726 Travelan® has been shown to reduce both the incidence and severity of ETEC - induced diarrhea in up to 90% of volunteers Military Health System Research Symposium 14 - 17 Aug 2023_Abstract 1 Clinical Evaluation of Travelan® an Oral Prophylactic for Prevention of Travelers’ Diarrhea in Active Duty Military Service Assigned Abroad. Immuron Limited, 29 April, 2011 Travelan as a broad Spectrum anti - bacterial US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019 Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler’s diarrhea US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018 Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017 Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella Islam D, Ruamsap N, Imerbsin R, Khanijou P, Gonwong S, Wegner MD, et al. (2023) Bioactivity and efficacy of a hyperimmune bovine colostrum product - Travelan, against shigellosis in a non - Human primate model (Macaca mulatta). PLoS ONE 18(12): e0294021. Bioactivity and efficacy of a hyperimmune bovine colostrum product - Travelan, against shigellosis in a non - Human primate model (Macaca mulatta) Clin Vaccine Immunol 24:e00186 - 16. https://doi.org/10.1128/CVI.00186 - 16 Bioactive Immune Components of Travelan® Infect Immun. 2023 Nov; 91(11): e00097 - 23. Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM - 124E) has a non - detrimental effect on gut microbial communities in unchallenged mice Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785 – 797, https://doi.org/10.1093/ecco - jcc/jjy213 Administration of the Hyper - immune Bovine Colostrum Extract IMM - 124E Ameliorates Experimental Murine Colitis IMM - 529 Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598 - 017 - 03982 - 5 Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative For personal use only

14 EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION: For personal use only